August 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C.  20549

Re:	Mckinley Acquisition Corporation

Registration Statement on Form S-1, as amended (File No. 333- 288439)

Ladies and Gentlemen,

On August 4, 2025, Clear Street LLC, as the representative of the several underwriters, joined in the request of Mckinley Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. ET on August 6, 2025, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

* * *

[Signature Page Follows]

Very truly yours,

CLEAR STREET LLC

By:	/s/ Ryan Gerety
	Name:	Ryan Gerety
	Title:	Managing Director

[Signature Page to UW Acceleration Request]